SilverCrest Announces New High-Grade Discovery at Las Chispas and Record Intercept

• 2.4 Metres (TW) Grading 555.36 gpt Au and 19,452.8 gpt Ag, or 61,105 gpt AgEq

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 16, 2020 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce drill results for its newest high-grade discovery, the Babi Vista Splay Vein (“Babi Vista Splay” or “Splay”), and in-fill drilling for the northwest extension of the Babi Vista Vein (“Babi Vista”) at its Las Chispas Property (“Las Chispas” or the “Property”) located in Sonora, Mexico. The current drill program for Babi Vista is designed to expand high-grade precious metal mineralization along strike and to depth of the vein (see attached Figures). Included in this release are results for 129 holes (see Tables below) which include 24 expansion holes for the Babi Vista Splay and 105 in-fill holes for Babi Vista.

The Babi Vista Splay is located in the southeast extension of the Babi Vista Vein and appears to be a splayed quartz argentite-rich vein in the hanging wall of Babi Vista.

Highlights for Discovery of Babi Vista Splay Vein

• 24 core holes drilled to date.

• High-grade footprint of approximately 300 metres along strike and average height of 175 metres.

• Weighted average results (true width (“TW”), uncut, undiluted) are 1.6 metres grading 74.27 grams per tonne (“gpt”) gold (“Au”) and 3,437.1 gpt silver (“Ag”), or 9,007 gpt silver equivalent (“AgEq”, based on 75 Ag:1 Au) within the high-grade footprint.

• Average is dominated by hole BV20-201 with 2.4 metres (TW) grading 555.36 gpt gold and 19,452.8 gpt Ag, or 61,105 gpt AgEq. When excluding this hole, the weighted average results are 1.5 metres grading 10.35 gpt Au and 1,309.1 gpt Ag, or 2,085 gpt AgEq.

• Hole BV20-201 establishes a new grade-thickness record for the Property of 189,426 gram-metres which compares to the previous record of 125,111 gram-metres (1.7 metres grading 73,595 gpt AgEq in Hole BV20-60).

• Discovery is near the Company’s ongoing underground work and is readily accessible for potential early mining.

• Discovery will be included as Inferred Resources for the upcoming resource estimation in the ongoing feasibility study.

Babi Vista Vein in-fill drill results confirmed high-grade mineralization in the vein to the northwest. These results will be used for re-classification of mineral resources for consideration in the upcoming maiden reserves in the ongoing feasibility study. Drill results for the updated resources to be included in the feasibility study were cutoff on October 16, 2020. While drilling for the Babi Vista Splay and Babi Vista Vein, the Babi Vista Footwall (“FW”), Granaditas and several previously unknown and unnamed veins were also intersected with results presented in tables below.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “We continue to find new high-grade opportunities at Las Chispas, with yet another record-breaking intercept and vein discovery. Results from the Babi Vista Splay highlight continued potential for high-grade resource growth in the vicinity of our current underground work. With five drills active at Las Chispas, we expect to see further results in the coming months from both expansion and in-fill drilling beyond the completion of the feasibility study.”

The most significant result for this release is Hole BV20-201, which intersected 2.4 metres (estimated true width) grading 555.36 gpt Au and 19,452.8 gpt Ag, or 61,105 gpt AgEq. Also noteworthy are holes BV20-203 at 3.3 metres grading 38.18 gpt Au and 5,060.7 gpt Ag, or 7,924 gpt AgEq in the Babi Vista Splay and BV20-106 at 0.7 metres grading 52.2 gpt Au and 3,710.0 gpt Ag, or 7,625 gpt AgEq in the Babi Vista Vein. The following tables summarize the most significant drill intercepts (uncut, undiluted) for this release:

Babi Vista Splay Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	AU gpt	Ag gpt	Ag gpt
BV20-125	362.1	362.6	0.5	0.4	5.20	489.0	879
BV20-167	210.9	211.4	0.6	0.4	2.45	162.0	346
BV20-182	307.1	311.4	4.3	3.4	7.99	866.7	1,466
includes	310.6	311.4	0.8	0.6	36.90	4,132.0	6,900
BV20-193	424.4	426.1	1.7	1.4	1.03	119.1	197
BV20-195	311.0	312.5	1.5	1.2	2.03	205.0	357
BV20-197	384.0	384.5	0.5	0.4	1.59	170.0	289
BV20-201	356.2	359.2	3.0	2.4	555.36	19,452.8	61,105
includes	357.1	357.6	0.5	0.4	3,366.00	114,814.0	367,264
BV20-203	302.0	306.1	4.1	3.3	38.18	5,060.7	7,924
includes	305.5	306.1	0.6	0.5	240.10	32,741.0	50,749
BV20-206	379.5	380.5	1.0	0.8	1.05	138.0	217
BV20-207	228.5	233.6	5.1	4.1	5.23	624.3	1,016
includes	232.9	233.6	0.7	0.6	18.35	2,520.0	3,896
BV20-208	293.0	294.6	1.6	1.3	1.97	236.5	384
BV20-209A	317.2	318.1	0.9	0.7	1.07	326.0	406
BV20-210	336.8	337.9	1.1	0.9	5.29	650.4	1,047
Weighted Average			2.0	1.6	74.27	3,437.1	9,007

Babi Vista Vein

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	AU gpt	Ag gpt	Ag gpt
BV20-80	344.5	345.0	0.6	0.5	3.74	395.0	676
BV20-100	183.3	183.9	0.6	0.5	18.30	1,002.0	2,375
BV20-101	369.4	370.0	0.6	0.4	5.58	475.0	894
BV20-106	248.3	249.2	0.9	0.7	52.20	3,710.0	7,625
BV20-114	261.1	262.2	1.1	0.8	16.74	1,278.0	2,534
BV20-120	206.8	207.4	0.6	0.4	35.40	2,890.0	5,545
BV20-123	350.3	350.8	0.5	0.4	10.90	782.0	1,600
BV20-125	343.5	344.0	0.5	0.4	5.01	547.0	923
BV20-126	224.8	226.8	2.0	1.6	1.79	126.6	261
BV20-130	186.7	187.5	0.8	0.6	34.50	3,410.0	5,998
BV20-135	195.9	198.8	2.9	2.4	12.14	774.7	1,685
BV20-136	262.1	262.9	0.8	0.7	1.24	119.0	212
BV20-137	173.8	174.5	0.7	0.6	1.65	185.0	309
BV20-139	179.1	179.6	0.5	0.4	1.54	111.0	227
BV20-140	278.9	279.5	0.6	0.4	3.42	254.0	511
BV20-143	293.9	294.4	0.5	0.4	5.10	613.0	996
BV20-146	284.1	285.0	0.9	0.8	1.24	96.4	189
BV20-147	210.0	210.6	0.6	0.5	1.25	120.0	214
BV20-152	196.2	197.3	1.1	0.9	20.32	1,293.9	2,818
BV20-154	292.5	293.0	0.5	0.4	2.56	325.0	517
BV20-165	265.0	266.5	1.5	1.2	6.95	906.0	1,427
BV20-175	262.5	263.0	0.5	0.4	2.72	336.0	540
BV20-178	343.1	344.0	0.9	0.7	44.60	2,990.0	6,335
BV20-179	229.5	230.0	0.5	0.4	2.66	338.0	538
BV20-182	302.1	303.5	1.4	1.1	1.33	126.1	226
BV20-191	215.7	216.2	0.5	0.4	10.55	1,180.0	1,971
BV20-197	292.8	294.1	1.3	1.0	1.92	196.2	340

Babi Vista FW & Granaditas Veins

Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-211	204.6	205.4	0.8	0.6	3.12	353.0	587
BV20-213	132.9	134.1	1.2	1.0	26.29	3,768.6	5,740
BV20-216	172.9	174.5	1.6	1.2	5.18	647.5	1,036

Unnamed Vein Intercepts
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-80	215.9	216.5	0.6	0.5	1.50	154.0	266
	339.1	339.9	0.8	0.6	1.84	129.0	267
BV20-102	93.2	93.9	0.7	0.5	0.74	109.0	165
BV20-112	249.0	249.6	0.6	0.5	2.75	219.0	425
BV20-158	219.9	220.4	0.5	0.4	1.08	84.8	166
BV20-163	141.8	142.3	0.5	0.4	1.57	196.0	314
BV20-174	287.6	288.3	0.7	0.5	1.89	217.0	359
BV20-182	224.1	224.7	0.6	0.4	0.83	147.0	209
BV20-181	195.0	195.6	0.6	0.4	3.70	5.0	283
BV20-207	213.7	214.5	0.8	0.6	1.69	213.0	340

Note: All numbers are rounded. Based on a cutoff grade of 150 gpt AgEq.

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada, and Bureau Veritas Inspectorate Ltd. in Hermosillo, Mexico.

Holes BA18-91, BV20-86 to 87, 90 to 91, 93, 95 to 99, 103 to 105, 107 to 111, 113, 115 to 119, 112 to 122, 124, 128 to 129, 131 to 134, 138, 141 to 142, 144 to 145, 148 to 151, 153, 155 to 157, 160 to 162, 164, 166, 168 to 173, 176 to 177, 180, 183 to 190, 192, 194, 196, 198 to 200, 202, 204 to 205, 212, 214 to 215 and 217 intersected veining but were below the Company’s cutoff grade of 150 gpt AgEq.

There are currently five (5) surface core drills operating at Las Chispas. These drill rigs are completing further known vein expansion holes for the Babi Vista Vein, El Muerto Zone and Amethyst Vein. Approximately 30 holes for 12,000 metres remain to be completed for 2020. An updated resource estimate is being completed as part of the ongoing feasibility study with an expected completion in Q4 2020 or early January 2021.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration and drilling programs of the Las Chispas Property, including updating the Company’s resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Jacy Zerb, Investor Relations Manager
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

LAS CHISPAS DISTRICT PLAN MAP

Las Chispas Area
La Martina
Chiltepin 3 Vein
Chiltepin 4 Vein
El Cumaro Vein
El Cumaro Vein 2
Chiltepin 2 Vein
Chiltepin 1 Vein
Varela 2 Vein
William Tell Vein
Unnamed Vein
Giovanni Mini
Luigi Vein
Luigi FW Vein
Varela 1 Vein
Ban NW
Ban FW Vein
La Blanquita Vein
Giovanni Vein
Las Chispas Vein
La Bertina Vein
El Muerto Vein
Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Flo Vein
Ranch 1 Vein
Ranch 2 Vein
Los Parientes Vein
Babi Sur HW Vein
Unnamed Vein
Babi Sur FW Vein
Amethyst Vein
Babi Vista FW
Babi Vista Vein
Pod 26
Babicanora Norte Extension
Granaditas 3 Vein
Babi Vista Splay
Granaditas Dos Vein
Granaditas Vein
La Victoria Vein
Babi Sur Vein
Babicanora HW Vein
Babicanora Vein
Target
EOY 2020, H1 2021
Babicanora Area
LAS CHISPAS
0
250
500
meters

BABICANORA AREA (SE Portion) PLAN MAP

A
Norte Vein
SANTA ROSA DECLINE
B'
Ranch 1 Vein
Ranch 2 Vein
Amethyst Vein
Babi Vista FW
Pod 26
Babicanora Norte Extension
Babi Vista Vein
C
B
Babi Sur Vein
A'
Babi Vista Splay
Granaditas 3 Vein
C'
Granaditas Dos Vein
Unnamed Vein
Babicanora HW Vein
Babicanora Vein
Granaditas Vein
0
250
500
meters

RECORD HOLE: BV20-201: 2.4m @ 555.36 gpt Au and 19,452.8 gpt Ag, or 61,105 gpt AgEq*

(Argentite, Electrum, Native Gold)

Long Section (Inclined) of Babi Vista Vein
Looking Southwest

A'
A
Surface
~950m
B'
B
Insert:
Babi Vista Splay Vein Approx. Intersection
Santa Rosa Decline
?
All information is approximate.

Babicanora Area 3D Looking NW
B
B'
Babicanora Vein
Babi Vista FW Vein
Babicanora HW Vein
Babicanora Norte HW Vein
Babicanora Sur HW Vein
Babicanora Sur FW Vein
Babicanora FW Vein
Babi Vista Vein
Babicanora Sur Vein
Babi Vista Splay
Babicanora Norte Area 200
500m

BV20-106: 0.7m @ 52.20 gpt Au and 3,710 gpt Ag, or 7,625 gpt AgEq*

SILVERCREST Metals Inc.

0m 50m 100m

Note: NR = this news release

Legend (November 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- >1000 gpt AgEq, NR & Total
- High-Grade Footprint
- Underground Workings
- Drill hole # / True Width (TW), gpt AgEq*

C’

Insert: Long Section (Inclined) of Babi Vista Splay Vein
Looking Southwest

C

~300m
GR18-15
BV20-226
BAN20-329
BV20-44
BV20-172
?
Intersection
BV20-217
BA18-91
BV20-212
BV20-167
0.4m, 346
BV20-187
BV20-214
BV20-216
BV20-38
BV20-211
BV20-203
3.3m, 7,924
BV20-182
3.4m, 1,466
BV20-207
4.1m, 1,016
BV20-210
0.9m, 1,047
BV20-199
Babi Vista Vein
BV20-229
BV20-231A
?
BV20-195
1.2m, 357
BV20-201
2.4m, 61,105
BV20-208
1.3m, 384
BV20-227
BV20-125
0.4m, 879
BV20-215
BV20-204
BV20-197
0.4m, 289
BV20-42
BV20-209A
0.7m, 406
BV20-232
BV20-206
0.8m, 217
BV20-193
1.4m, 197
BV20-86
?
?
BV20-224
BV20-220

Babicanora Area 3D Looking NW
B
B’
Babicanora Vein
Babi Vista FW Vein
Babicanora Norte HW Vein
Babicanora HW Vein
Babicanora Sur HW Vein
Babicanora Sur FW Vein
Babicanora FW Vein
Babi Vista Vein
Babi Vista Splay
Babicanora Sur Vein
Babicanora Norte Area 200

BV20-201: 2.4m @ 555.36 gpt Au and 19,452.8 gpt Ag, or 61,105 gpt AgEq*

SILVERCREST Metals Inc.

100m

Note: NR = this news release

Legend (November 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- >1000 gpt AgEq, NR & Total
- High-Grade Footprint
- BAV Main H-G Footprint
- Underground Workings
- Drill hole #
- True Width (TW), gpt AgEq*